# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Odyssey Therapeutics, Inc., CIK 0001882782
CUSIP: 67613T104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 51 Sleeper Street, Suite 800, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,690,146; sole dispositive power 0; shared dispositive power 3,690,146; aggregate amount beneficially owned 3,690,146 (7.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on 47,174,156 shares of Common Stock (as defined below) outstanding as of Closing (as defined below), as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on May 8, 2026.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,690,146; sole dispositive power 0; shared dispositive power 3,690,146; aggregate amount beneficially owned 3,690,146 (7.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on 47,174,156 shares of Common Stock outstanding as of Closing, as reported in the Prospectus filed by the Issuer with the Commission on May 8, 2026.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,690,146; sole dispositive power 0; shared dispositive power 3,690,146; aggregate amount beneficially owned 3,690,146 (7.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on 47,174,156 shares of Common Stock outstanding as of Closing, as reported in the Prospectus filed by the Issuer with the Commission on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Odyssey Therapeutics, Inc.
Address of issuer's principal executive offices: 51 Sleeper Street, Suite 800, Boston, Massachusetts (MA), 02210
Comment: This Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Odyssey Therapeutics, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each a "Reporting Person" and collectively, the "Reporting Persons").

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of TPG LSI GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG LSI GenPar, L.P., a Delaware limited partnership, which is the sole member of TPG LSI SPV GP, LLC, a Delaware limited liability company, which is the general partner of each of (i) TPG LSI Rise Orazio, L.P., a Delaware limited partnership ("TPG Orazio I"), which directly holds 2,301,257 shares of Common Stock, and (ii) TPG LSI Rise Orazio II, L.P., a Delaware limited partnership ("TPG Orazio II" and, together with TPG Orazio I, the "TPG Funds"), which directly holds 1,388,889 shares of Common Stock.

Because of the relationship of TPG GP A to the TPG Funds, TPG GP A may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
Residence or business address:
The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)
Present principal occupation or employment:
The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Share Purchase Agreement

TPG Orazio II entered into a Share Purchase Agreement (the "Share Purchase Agreement") with the Issuer, dated as of May 7, 2026, pursuant to which it agreed to purchase, and the Issuer agreed to sell, $25,000,002 in shares of Common Stock at the $18.00 price per share of Common Stock at which shares were sold to the public in the Issuer's initial public offering (the "Concurrent Private Placement"). On May 11, 2026, the Concurrent Private Placement closed (the "Closing"), with the Issuer issuing to TPG Orazio II 1,388,889 shares of Common Stock. The aggregate purchase price of $25,000,002 paid by TPG Orazio II for the shares of Common Stock was funded by equity contributions of the limited partners of TPG Orazio II.

Investors' Rights Agreement

The TPG Funds entered into an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with the Issuer, dated as of June 16, 2025, providing for the registration under the Securities Act of 1933, as amended, for resale of the shares of Common Stock issued at Closing.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the TPG GP A Officers, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer(greek question mark) entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries(greek question mark) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries(greek question mark) changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer(greek question mark) materially changing the present capitalization or dividend policy of the Issuer(greek question mark) materially changing the Issuer's business or corporate structure(greek question mark) changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person(greek question mark) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association(greek question mark) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended(greek question mark) and taking any action similar to any of those enumerated above.

Reference to and description of the Share Purchase Agreement and Investors' Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and Investors' Rights Agreement, which have been filed as Exhibits 2 and 3 and are incorporated herein by this reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following sentence assumes that there is a total of 47,174,156 shares of Common Stock outstanding as of Closing, as reported in the Prospectus filed by the Issuer with the Commission on May 8, 2026. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 3,690,146 shares of Common Stock, which constitutes approximately 7.8% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Share Purchase Agreement dated as of May 7, 2026 by and between TPG LSI Rise Orazio II, L.P. and Odyssey Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Commission on May 11, 2026).

3. Third Amended and Restated Investors' Rights Agreement dated as of June 16, 2025 by and among Odyssey Therapeutics, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the Commission on May 4, 2026).

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (05/18/2026)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (05/18/2026)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (05/18/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).